UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE13G

Under the Securities Exchange Act of 1934 (Amendment No. )*
UNIVERSAL SECURITY INSTRUMENTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

913821302
(CUSIP Number)

JULY 2, 2020
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-l (b)

[_] Rule 13d-(c) [_] Rule 13d-(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No.   913821302 Page 2 of 5

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY)
CHIMERA SECURITIES LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [__]
(b) [ X]

3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER 118,260
6 SHARED VOTING POWER
7 SOLE DISPOSITVE POWER
8 SHARED DISPOSITIVE POWER

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,260
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[__]

11 PERCENT OF CLASS RERESENTED BY AMOUNT IN ROW 9 5.1%
12 TYPE OF REPORTING PERSON BD

ITEM 1.

 (a) Name of Issuer:  Universal Security Instruments, Inc.

 (b) Address of Issuers Principal Executive Offices:

        11407 Cronhill Drive
  Suite A
  Owings Mills, Maryland 21117

ITEM 2.

 (a) Name of Person Filing:  Chimera Securities LLC

 (b) Address of Principal Business Offices:

  27 Union Square West
  4th Floor
  New York, New York 10003

 (c) Delaware Limited Liability Company

 (d) Common Stock

 (e) 913821302

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(a) [X] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

(a) Amount beneficially owned: _____________.

(b) Percent of class: 5.1%

(c) Number of shares as to which the persons has:

 (i) Sole power to vote or to direct the vote: 118,260
  (ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
N/A

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
             N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
             N/A

Item 8. Identification and classification of members of the group.
             N/A

Item 9. Notice of Dissolution of Group.
             N/A

Item 10. Certifications.________________________________________
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2020
/s/ Jared Gerstenblatt
Name/Title: Jared Gerstenblatt, Chief Compliance Office, Chimera Securities LLC
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).